Filed by aaiPharma Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

Subject Company: CIMA LABS INC.
Commission File No. 0-24424

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. (“aaiPharma”) and CIMA LABS INC. (“Cima”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com or upon written request to Cima at its address indicated above.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these participants is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Attached below is a communication to aaiPharma employees from Dr. Philip S. Tabbiner, aaiPharma President and CEO.

October 9, 2003

Dear Colleagues:

Many of you have inquired about the status of our pending merger with CIMA, and I wanted to take today’s announcement from CIMA as the opportunity to provide you with a brief update and perspective on our merger agreement.

As you know, on August 5, 2003, we announced a definitive merger agreement with CIMA Labs. This agreement is subject to approval by the stockholders of both companies and the applicable regulatory agencies.

By definition, a definitive merger agreement is a contract. By way of our contract with CIMA, both companies have committed to investing all reasonable best efforts to consummating the merger. However, the merger agreement permits aaiPharma or CIMA to enter into negotiations with other parties making unsolicited proposals for alternative transactions if its board of directors concludes in good faith, after considering a number of factors, that the unsolicited proposal is more favorable to its stockholders than the transaction contemplated by the merger agreement or that there is a reasonable likelihood that the unsolicited proposal would reasonably be expected to result in proposal more favorable to its stockholders. This is why CIMA is permitted to engage in discussions regarding alternative merger transactions even though we have a definitive merger agreement in place with CIMA.

Simply because CIMA may engage in discussions regarding alternative transactions does not mean that our merger agreement has been terminated. We are continuing to work with CIMA in accordance with our agreement, and the integration team continues to work on the merger-related integration assessments and benefits reviews.

I know it can be challenging to stay focused with the continued noise level in the marketplace surrounding our merger agreement with CIMA; however, I want to remind you that our merger with CIMA is a strategic initiative and not a short term tactical effort. With the recent launch of Darvocet A500™ and other near and long term growth opportunities on the horizon, aaiPharma has tremendous growth opportunities at hand, independent of the proposed merger with CIMA. We need to continue to devote our energy to managing the day-to-day business operations, and I would ask that you focus your attention and energy on these opportunities and challenges, and not be distracted by any external noise around the merger.

Thank you for your continued support and dedication.

Dr. Philip S. Tabbiner
President and CEO